Exhibit 99.6

[Griffin Financial Group, LLC]

December [●], 2017

Dear Customer of Nodak Mutual Insurance Company:

At the request of Nodak Mutual Insurance Company (“Nodak”), we have enclosed materials regarding the offering of common stock in connection with the conversion of Nodak from a mutual insurance company to a stock insurance company. As part of this conversion, Nodak will form NI Holdings, Inc. (“NI Holdings”), which will become the parent holding company of Nodak. NI Holdings will, in turn, be 55% owned by Nodak Mutual Group, Inc., a mutual holding company. As a member of Nodak Mutual Insurance Company, you will automatically become a member of Nodak Mutual Group.

The enclosed materials include a prospectus and a stock order form, which offer you the opportunity to subscribe for shares of common stock of NI Holdings. We are also enclosing a questions and answers brochure containing answers to commonly asked questions about the conversion and the offering. You are not obligated to invest in NI Holdings, and there will be no change in your insurance coverage as a result of this transaction.

Please read the prospectus carefully before making an investment decision. If you decide to subscribe for shares of common stock, you must mail the properly completed and signed stock order form, along with full payment for the shares, to the Stock Information Center in the accompanying postage-paid envelope marked “STOCK ORDER RETURN.” Your order must be physically received by the Stock Information Center no later than 12:00 noon, Central Time, on February, [●], 2017. If you have any questions after reading the enclosed materials, please call the Stock Information Center at (610) 478-2090, Monday through Friday, between the hours of 10:00 a.m. and 4:00 p.m. Central Time, and ask for a Griffin Financial representative or email us at hiholdings@griffinfingroup.com.

We have been asked to forward these documents to you in view of certain requirements of the securities laws of your jurisdiction. We are not recommending or soliciting in any way any action by you with regard to the enclosed material.

Sincerely,

Griffin Financial Group, LLC

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by means of the Prospectus.

The shares of common stock are not insured and are not guaranteed by Nodak or NI Holdings or by any Federal or state government or agency.

[INSERT NODAK MUTUAL LETTERHEAD]

___________ __, 2017

[INSERT MEMBER NAME]

[INSERT MEMBER ADDRESS]

Dear Policyholder:

We are pleased to inform you that the Board of Directors of Nodak Mutual Insurance Company (“Nodak”) has approved a Plan of Mutual Property and Casualty Insurance Company Conversion and Minority Offering (the “Plan”). Under the Plan, a new holding company called NI Holdings, Inc. (“NI Holdings”) was formed that will hold all of the outstanding shares of Nodak after its conversion from a mutual insurance company to a stock insurance company. NI Holdings will, in turn, be 55% owned by Nodak Mutual Group, Inc. As a member of Nodak Mutual Insurance Company, you will automatically become a member of Nodak Mutual Group, Inc. You are not obligated to invest in NI Holdings, and there will be no change in your insurance coverage as a result of this transaction.

Upon the conversion of Nodak, up to 10,350,000 shares of common stock of NI Holdings will be sold in a public offering. As a policyholder of Nodak, your offer to purchase stock in the offering will be preferred over all other purchasers. Under the Plan, a subscription offering will be made in the following priorities to: (i) policyholders of Nodak as of January 21, 2016; (ii) the employee stock ownership plan formed by Nodak (the “ESOP”); and (iii) the directors, officers and employees of Nodak.

All shares not subscribed for in the subscription offering will be offered for sale in a community offering. In the community offering, NI Holdings may, in its discretion, give preference to: (i) people who became policyholders of Nodak after January 21, 2016; (ii) to licensed insurance producers appointed by Nodak; (iii) to members of the North Dakota Farm Bureau; (iv) to employees of Tri-State Ltd.; (v) to residents of North Dakota; (vi) to licensed insurance producers appointed by American West, Battle Creek and Primero; and (vii) to residents of South Dakota, Nebraska, Minnesota, Nevada and Arizona.

NI Holdings will only issue 45% of its outstanding shares in the public offering, and the remaining 55% will be owned by Nodak Mutual Group, Inc.

The mutual to stock conversion of Nodak contemplated by the Plan is subject to the approval of the North Dakota Insurance Department and the policyholders of Nodak.

The common stock will be offered at a price of $10.00 per share. We have applied for listing on the NASDAQ Capital Market and if listed will trade under the symbol “NODK.”

Griffin Financial Group LLC is serving as our placement agent and will use its best efforts to assist us in selling stock in the offering. After the payment of commissions and offering expenses, the proceeds from the offering will be used to provide capital for our future growth, which may include expanding our geographic market through the expansion of our producer network and the acquisition of other property and casualty insurance companies.

Enclosed with this letter is a prospectus regarding the offering. Please read the prospectus carefully before making an investment decision. If you decide to subscribe for shares of common stock, you must mail the properly completed and signed stock order form, along with full payment for the shares, to the Stock Information Center in the accompanying postage-paid envelope marked “STOCK ORDER RETURN.” Your order must be physically received by the Stock Information Center no later than 12:00 noon, Central Time, on February, [●], 2017.

If you have any questions after reading the enclosed materials, please contact our Stock Information Center at (610) 478-2090, which is open from 10:00 am to 4:00 pm, Central Time, Monday through Friday or email us at niholdings@griffinfingroup.com. The Stock Information Center is closed on weekends and bank holidays.

Your business is important to us and we appreciate the opportunity to keep our policyholders up to date regarding our recent business developments.

Very truly yours,

Michael J. Alexander
Executive Vice President and Chief Executive Officer of Nodak Mutual Insurance Company